SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pace Holdings Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G6865N129**
(CUSIP Number)

September 11, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include Class A Ordinary Shares is G6865N129.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G6865N129	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,275,589 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,275,589 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,275,589 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. G6865N129	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,275,589 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,275,589 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,275,589 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G6865N129	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Pace Holdings Corp. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	Highbridge International LLC c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: Cayman Islands

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares").

Item 2(e).	CUSIP NUMBER:
The Class A Ordinary Shares have no CUSIP number. The CUSIP number for the units which include Class A Ordinary Shares is G6865N129.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. G6865N129	13G	Page 5 of 8 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC may be deemed to beneficially own 3,275,589 Class A Ordinary Shares and (ii) Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC, may be deemed to be the beneficial owner of 3,275,589 Class A Ordinary Shares held by Highbridge International LLC.

(b) Percent of class:

Except as set forth below, the percentages used herein and in the rest of this Schedule 13G are calculated based upon 45,000,000 Class A Ordinary Shares reported to be outstanding in the Company's Current Report on Form 8-K filed on September 16, 2015. Therefore, as of the date hereof, (i) Highbridge International LLC may be deemed to beneficially own approximately 7.3% of the outstanding Class A Ordinary Shares of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 7.3% of the outstanding Class A Ordinary Shares of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Class A Ordinary Shares held by Highbridge International LLC.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

CUSIP No. G6865N129	13G	Page 6 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6865N129	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 21, 2015

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. G6865N129	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares, par value $0.0001 per share, of Pace Holdings Corp., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: September 21, 2015

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director